Free Writing Prospectus, dated September 9, 2025
Filed pursuant to Rule 433 under the Securities Act of 1933
Relating to the Preliminary Prospectus, dated August 27, 2025 and the Preliminary Term Sheet, dated September 4, 2025
Registration Statement Nos. 333-288206
and 333-288206-01

CenterPoint Energy Restoration Bond Company II, LLC

(the “Issuing Entity”)

PRICING TERM SHEET

$401,521,000 Series 2025-A Senior Secured System Restoration Bonds

Issuing Entity:	CenterPoint Energy Restoration Bond Company II, LLC

Sponsor, Depositor and Initial Servicer:	CenterPoint Energy Houston Electric, LLC (“CenterPoint Houston”)

Trustee:	U.S. Bank Trust Company, National Association

Joint Bookrunners:	Citigroup Global Markets Inc. Barclays Capital Inc.

Co-Manager:	Academy Securities, Inc.

Expected Ratings (Moody’s/S&P):	Aaa (sf)/ AAA (sf)(1)

Closing Date / Settlement Date:	September 17, 2025 (T+6)

The Issuing Entity expects to deliver the system restoration bonds against payment for the system restoration bonds on or about September 17, 2025, which will be the sixth business day following the date of pricing of the system restoration bonds. Since trades in the secondary market generally settle in one business day, purchasers who wish to trade system restoration bonds on the date of pricing or the succeeding four business days will be required, by virtue of the fact that the system restoration bonds initially will settle in T + 6, to specify alternative settlement arrangements to prevent a failed settlement.

Payment Dates(2):	June 15 and December 15, commencing June 15, 2026

Applicable Time:	2:38 PM (Eastern Time) on September 9, 2025

Proceeds:	The total initial price to the public is $401,510,938. The total amount of the underwriting discounts and commissions is $1,606,084. The total amount of proceeds to the Issuing Entity before deduction of expenses (estimated to be $3,589,783) is $399,904,854.

Total Expected Up-front Qualified Costs:	Approximately $5,195,867

Securitizable Balance (as of September 9, 2025):	$397.0 million

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

(2)	In any case where the date on which payment is due shall not be a Business Day, then payment may be made on the next Business Day.

Tranche	Expected weighted average life (years)	Principal amount offered	Scheduled final payment date	Final maturity date	Interest Rate	Initial price to public	Underwriting discounts and commissions	Proceeds to Issuing Entity (before expenses)
A-1	5.16	$240,913,000	12/15/2034	12/15/2035	4.255%	99.99753%	0.40%	$239,943,397
A-2	11.81	$160,608,000	6/15/2039	6/15/2040	4.826%	99.99744%	0.40%	$159,961,456

Tranche	CUSIP	ISIN
A-1	15201G AA7	US15201GAA76
A-2	15201G AB5	US15201GAB59

INITIAL SYSTEM RESTORATION CHARGE

The system restoration charges will be adjusted annually, or more frequently under certain circumstances, by the servicer in accordance with its filings with the Public Utility Commission of Texas (the “PUCT”). CenterPoint Houston estimates that, on an annualized basis, the initial system restoration charges (i) would represent approximately 0.50% of the total bill received by a 1,000 kWh residential customer served at distribution voltage of the largest retail electric provider (“REP”) in CenterPoint Houston’s service territory as of September 2025; and (ii) would represent approximately 0.49% of the total bill received by a 1,000 kWh residential customer served at distribution voltage in CenterPoint Houston’s service territory as of September 2025 (based on the average of offered rates at distribution voltage published on the PUCT website for REPs operating in CenterPoint Houston’s service territory).

CenterPoint Houston will initially allocate the system restoration charges among the system restoration charge customer classes as follows:

System Restoration Charge Customer Rate Class	Initial System Restoration Charge Rate
Residential	$0.001141 per kWh
Secondary ≤ 10kVA	$0.001131 per kWh
Secondary > 10 kVA	$0.199939 per billing kVA
Primary Service	$0.115646 per billing kVA
Lighting Services	$0.026898 per kWh

CENTERPOINT HOUSTON’S FINANCING ORDER

Page 52 of the preliminary prospectus is hereby updated as follows:

Interim True-Ups.

The financing order also authorizes more frequent interim true-up adjustments. The procedures for interim true-up adjustments to the system restoration charges are set forth within the financing order and the servicing agreement. Pursuant to the servicing agreement, at the beginning of CenterPoint Houston’s billing cycle for June and December, beginning in December 2025, and at least every three months beginning twelve months prior to the last scheduled final payment date of the system restoration bonds, the servicer shall update the data and assumptions underlying the calculation of the system restoration charges, and interim true-ups as required in the servicing agreement will be performed as necessary to ensure that the amount collected from system restoration charges is sufficient to pay principal and interest on the system restoration bonds and ensure timely and complete payment of other required amounts and charges in connection with the system restoration bonds. Additionally, interim true-up adjustments may be made by the servicer more frequently at any time during the term of the system restoration bonds (i) if the servicer forecasts that the amount to be collected from system restoration charges during the current calculation period will be insufficient to make all scheduled payments of principal, interest and other amounts in respect of the system restoration bonds and ensure timely and complete payment of other required amounts and charges in connection with the system restoration bonds during such period, (ii) to replenish any funds drawn from the capital subaccount and (iii) generally to correct any forecasted under-collection of system restoration charges to assure timely payment of the system restoration bonds.

THE SERVICING AGREEMENT

The first sentence on Page 122 of the preliminary prospectus is hereby updated as follows:

Annual True-Ups and Filings.   Among other things, the servicing agreement will require the servicer to file adjustment requests annually and, if necessary, semi-annually (or quarterly in the thirteenth and fourteenth years) to ensure the expected recovery of amounts sufficient to provide timely payment of principal and interest on the system restoration bonds.

USE OF PROCEEDS

The following sentence will be added to the end of the second paragraph under the section Use of Proceeds on page 136:

Any difference between the Securitizable Balance and expected up-front qualified costs and the aggregate principal amount of the system restoration bonds will be recovered by CenterPoint Houston through its distribution rates.

EXPECTED AMORTIZATION SCHEDULE

OUTSTANDING PRINCIPAL BALANCE

	Tranche A-1	Tranche A-2
Payment Date	Amount	Amount
Initial Principal Amount	$240,913,000.00	$160,608,000.00
6/15/2026	224,814,127.09	160,608,000.00
12/15/2026	213,656,532.90	160,608,000.00
6/15/2027	202,259,887.26	160,608,000.00
12/15/2027	190,619,068.48	160,608,000.00
6/15/2028	178,728,845.16	160,608,000.00
12/15/2028	166,583,873.81	160,608,000.00
6/15/2029	154,178,696.45	160,608,000.00
12/15/2029	141,507,738.16	160,608,000.00
6/15/2030	128,565,304.59	160,608,000.00
12/15/2030	115,345,579.38	160,608,000.00
6/15/2031	101,842,621.56	160,608,000.00
12/15/2031	88,050,362.86	160,608,000.00
6/15/2032	73,962,605.03	160,608,000.00
12/15/2032	59,573,016.98	160,608,000.00
6/15/2033	44,875,132.01	160,608,000.00
12/15/2033	29,862,344.85	160,608,000.00
6/15/2034	14,527,908.73	160,608,000.00
12/15/2034	-	159,472,932.31
6/15/2035	-	143,470,017.97
12/15/2035	-	127,062,789.99
6/15/2036	-	110,241,033.40
12/15/2036	-	92,994,275.13
6/15/2037	-	75,311,777.51
12/15/2037	-	57,182,531.59
6/15/2038	-	38,595,250.27
12/15/2038	-	19,538,361.28
6/15/2039	-	-

EXPECTED SINKING FUND SCHEDULE

Date	Tranche A-1	Tranche A-2
6/15/2026	$16,098,872.91	-
12/15/2026	11,157,594.19	-
6/15/2027	11,396,645.64	-
12/15/2027	11,640,818.78	-
6/15/2028	11,890,223.32	-
12/15/2028	12,144,971.35	-
6/15/2029	12,405,177.36	-
12/15/2029	12,670,958.29	-
6/15/2030	12,942,433.57	-
12/15/2030	13,219,725.21	-
6/15/2031	13,502,957.82	-
12/15/2031	13,792,258.70	-
6/15/2032	14,087,757.83	-
12/15/2032	14,389,588.05	-
6/15/2033	14,697,884.97	-
12/15/2033	15,012,787.16	-
6/15/2034	15,334,436.12	-
12/15/2034	14,527,908.73	$1,135,067.69
6/15/2035	-	16,002,914.34
12/15/2035	-	16,407,227.98
6/15/2036	-	16,821,756.59
12/15/2036	-	17,246,758.27
6/15/2037	-	17,682,497.62
12/15/2037	-	18,129,245.92
6/15/2038	-	18,587,281.32
12/15/2038	-	19,056,888.99
6/15/2039	-	19,538,361.28
Total Payments(1)	$240,913,000.00	$160,608,000.00

(1)	Totals may not add up due to rounding

In no event shall the scheduled final payment date for any tranche of the system restoration bonds exceed 14 years from the date of issuance of the system restoration bonds. The legal final maturity of any tranche of the system restoration bonds shall not exceed 15 years from the date of issuance of the system restoration bonds.

Weighted Average Life Sensitivity

		-5% (5.34 Standard Deviations from Mean)		-15% (11.71 Standard Deviations from Mean)
Tranche	Expected Weighted Average Life (Years)	Weighted Average Life (Years)	Change (Days)(1)	Weighted Average Life (Years)	Change (Days)(1)
A-1	5.16	5.16	0	5.16	1
A-2	11.81	11.81	0	11.81	0

(1) Number is rounded to whole days

There can be no assurance that the weighted average lives of the various tranches of the system restoration bonds will be as shown in the above table.

For the purposes of preparing the chart above, the following assumptions, among others, have been made: (i) the forecast error is constant over the life of the system restoration bonds and is equal to an overestimate of electric customer counts of 5% (5.34 standard deviations from the mean) or 15% (11.71 standard deviations from the mean) as stated in the chart above, (ii) the servicer makes timely and accurate filings to true-up the system restoration charges annually, (iii) customer charge-off rates are held constant at approximately 1.81% for all customers, (iv) REPs remit all system restoration charges 35 calendar days after such charges are billed, (v) the system restoration bonds are issued on September 17, 2025, (vi) there is no acceleration of the final maturity date of the system restoration bonds, and (vii) operating expenses are equal to projections. There can be no assurance that the weighted average lives of the system restoration bonds will be as shown above.

Subject to the terms and conditions in the underwriting agreement among the Issuing Entity, CenterPoint Houston and the underwriters, for whom Citigroup Global Markets Inc. and Barclays Capital Inc. are acting as representatives, the Issuing Entity has agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the system restoration bonds listed opposite each underwriter’s name below:

Underwriter	Tranche A-1	Tranche A-2
Citigroup Global Markets Inc.	$144,547,000	$96,365,000
Barclays Capital Inc.	72,274,000	48,182,000
Academy Securities, Inc.	24,092,000	16,061,000

	$240,913,000	$160,608,000

The underwriters may allow, and dealers may reallow, a discount not to exceed the percentage listed below for each tranche of the system restoration bonds.

	Selling Concession	Reallowance Discount
Tranche A-1	0.240%	0.120%
Tranche A-2	0.240%	0.120%

After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.

CenterPoint Houston and the Issuing Entity have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents CenterPoint Houston and the Issuing Entity have filed with the SEC for more complete information about the Issuing Entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, CenterPoint Houston, the Issuing Entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CenterPoint Houston at 1-713-207-1111, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Barclays Capital Inc. toll-free at 1-888-603-5847.